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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ----------------

                                 SCHEDULE 13E-4/A
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 4)
                               -----------------

                            STREAMLOGIC CORPORATION
                                (Name of Issuer)

                               ----------------

                            STREAMLOGIC CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

           6% Convertible Subordinated Debentures due March 15, 2012
                         (Title of Class of Securities)

                               ----------------

                                  863238-AA-5
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Barbara V. Scherer
                            Chief Financial Officer
                             21329 Nordhoff Street
                         Chatsworth, California  91311
                                 (818) 701-8400

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                   Copy to:

                           Brian G. Cartwright, Esq.
                               Latham & Watkins
                       633 West Fifth Street, Suite 4000
                      Los Angeles, California  90071-2007
                                (213) 891-7941


                              October 7, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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                               PAGE 1 OF 4 PAGES
                            EXHIBIT INDEX ON PAGE 4
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          This Amendment No. 4 amends and supplements the Rule 13E-4 Transaction
Statement relating to the offer by StreamLogic Corporation, a Delaware corporation (the "Company"), to exchange, for each $1,000 principal amount of 6% Debentures, $120.00 in cash, $113.33 principal amount of the Company's increasing rate unsecured promissory notes due 1998, 216.66667 shares of its Common Stock, $1.00 par value per share ("Common Stock") and five-year warrants to purchase 40 shares of Common Stock for any and all of its 6% Convertible Subordinated Debentures due March 15, 2012 ("6% Debentures"), upon the terms and subject to the conditions set forth in the Offer to Exchange dated October 7, 1996, as amended (the "Offer to Exchange"), and in the related Letter of Transmittal (which together constitute the "Offer").

          Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 13E-4 or in the Offer to Exchange.

ITEM 8.   ADDITIONAL INFORMATION

          Item 8 is hereby amended by adding the following thereto:

          The Offer expired at 12:00 midnight, New York City time, on Wednesday, November 20, 1996. The preliminary results of the Offer are as set forth in Exhibit (a)(14) hereto.

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.   Description
     -----------   -----------
     (a)(1)*       Offer to Exchange dated October 7, 1996.
     (a)(2)*       Letter of Transmittal.
     (a)(3)*       Notice of Guaranteed Delivery.
     (a)(4)*       Letter from the Company to Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.
     (a)(5)*       Letter to Clients for use by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.
     (a)(6)*       Letter from the Company to 6% Debenture Holders.
     (a)(7)*       Text of Press Releases dated June 17, 1996, September 16,
                   1996 and October 6, 1996.
     (a)(8)*       Guidelines of the Internal Revenue Service for
                   Certification of Taxpayer Identification Number on Substitute
                   Form W-9.
     (a)(9)*       Supplement to Offer to Exchange dated November 6, 1996.
     (a)(10)*      Supplemental Letter from the Company to Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.
     (a)(11)*      Text of Press Release dated November 13, 1996.
     (a)(12)*      Text of Press Release dated November 15, 1996.
     (a)(13)*      Text of Press Release dated November 18, 1996.
     (a)(14)       Text of Press Release dated November 21, 1996.
     (b)   *       Not applicable.
     (c)(1)*       Letter Agreement dated as of June 14, 1996 between the
                   Company and Loomis Sayles & Co., L.P.
     (c)(2)*       Letter Agreement dated September 13, 1996 between the Company and Loomis Sayles & Co., L.P.
     (c)(3)*       Letter Agreement dated as of October 3, 1996 between the
                   Company and Loomis Sayles & Co., L.P.
     (d)           Not applicable.
     (e)           Not applicable.
     (f)           Not applicable.

     * previously filed



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 1996             STREAMLOGIC CORPORATION



                                       BY /s/ Barbara V. Scherer
                                          -------------------------------------
                                       NAME:   Barbara V. Scherer
                                       TITLE:  CHIEF FINANCIAL OFFICER

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                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                  DESCRIPTION                                    PAGE
-------                                 -----------                                ------------
(a)(14)     Text of Press Release dated November 21, 1996.
